UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL AWARDED FOR ACTIVE PARTICIPATION
IN RUSSIA’S YEAR OF THE ENVIRONMENT

Moscow, Russia – June 9, 2017 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading
Russian mining and metals company, was awarded with an honorary diploma for its active participation in Russia’s Environment Protection Year.
The award ceremony was held in Russian Presidential Administration building at a solemn function dedicated to the Ecologist Day and the International Environment
Protection Day. The V.I. Vernadsky Non-Governmental Ecology Fund and the
All-Russian Environment Protection Society organized the function with the support of Russian Presidential Administration and profile committees in the
State Duma and the Federation Council.
Honorary diplomas were awarded to those enterprises that make a significant contribution to the cause of environment protection. Since its foundation,
Mechel Group has invested over 15.7 billion rubles in environment protection measures.
In 2017, the Group’s Chelyabinsk facilities — Chelyabinsk Metallurgical Plant
PAO and Mechel-Coke OOO — are implementing major ecological programs. In particular, Mechel-Coke has begun implementing a project of technical revamping of its benzene facility, isolating the coke gas final cooling water cycle in the by-product recovery plant #2. Implementing modern technology will enable the company to fully eliminate a large emission source.
The Group’s mining enterprises also conduct active measures to improve the ecological situation in the regions of their presence. In 2017, Southern Kuzbass
Coal Company PAO will rehabilitate 77 hectares of disturbed soils, while
Yakutugol Holding Company AO will restore some 59 hectares. As part of biological reclamation of mined land, Southern Kuzbass Coal Company has already planted 24,000 conifer transplants, with another 55,000 planned to be planted by the end of the year.
Southern Kuzbass Coal Company PAO and Korshunov Mining Plant PAO annually take part in the program for restoring fish stock in regional waters. Every year, the companies release hundreds of thousands of nelma, pelyad and whitefish juveniles hatched with the two companies’ financing.
Complex modernization of its facilities as well as implementation of ecological programs enables Mechel to consistently reduce the impact of its facilities on the local environment.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: June 9, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO